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December 20, 2019

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Ada D. Sarmento

Re:	Genufood Energy Enzymes Corp.

Amendment No. 1 to Form 10

Filed October 25, 2019

File No. 000-56112

Ladies and Gentlemen:

On behalf of our client, Genufood Energy Enzymes Corp., a Nevada corporation (the “Registrant” or the “Company”), we respectfully submit below the responses of the Registrant to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated November 21, 2019 with respect to the Registration Statement on Form 10 filed by the Registrant on October 25, 2019.  For your convenience, we have included each of your comments from that letter in its entirety, immediately followed by the Registrant’s response.

Comment #1:

Item 1. Business

Plan of Operations, page 4

1.	Please expand your disclosure to discuss the following as it relates to your business plan:

●	the identification of specific enzymes you plan to pursue marketing;

the role of the Taiwan Ministry of Economic Affairs and the approval you will need to secure; and

●	the necessary steps to obtain approval from the Taiwan Food and Drug Administration, including the basis on which the regulator would determine to approve enzyme products for sale. Please also briefly disclose the estimated amount of funds that you will need in the next 12 months to restart your enzyme business and/or pursue the reverse merger. Please also disclose how you intend to raise such funds and when you expect to generate revenue.

Response:

The Registration Statement has been revised to include the identification of the specific enzyme products the Registrant intends to market. Please see Item 1, “Business – The Enzyme Products Business – Sales and Marketing”.

The Registration Statement has been revised to include the role of the Taiwan Ministry of Economic Affairs and the approval the Registrant will need to secure. Please see Item 1, “Business – The Enzyme Products Business – Business Opportunity”.

The Registration Statement has been revised to include the necessary steps to obtain approval from the Taiwan Food and Drug Administration and certain other Taiwan governmental agencies. Please see Item 1, “Business – The Enzyme Products Business – Business Opportunity” and “Business – The Enzyme Products Business – Government Regulation”. A corresponding risk factor has also been added. Please see Item 1A, “Risk Factors – Risks Related to Our Business”.

The Registration Statement has been revised to include a discussion of the regulatory requirement in Taiwan to have product liability insurance. Please see “Business – The Enzyme Products Business – Product Liability”.

In several places in the Registration Statement, the Registrant has indicated the amount of funds that will be needed in the next 12 months to restart its enzyme products business. Please see Item 1, “Business – The Enzyme Products Business – Business Opportunity”, Item 1A, “Risk Factors – Risks Related to Our Business” and Item 2, “Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

The Registration Statement has been revised to include when the Registrant expects to generate revenue. Please see Item 1, “Business – The Enzyme Products Business – Sales and Marketing” and “Item 2, “Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Plan of Operations”.

Comment #2:

Business Opportunity, page 5

2.	We note your disclosure on pg. 9 that your product labels will not include any health benefit claims due to the additional regulatory requirements related to such claims. Please expand your disclosure to address the impact of labeling restrictions on your perceived business opportunity.

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Response:

The Registration Statement has been revised accordingly. Please see Item 1, “Business – The Enzyme Products Business – Government Regulation”. A corresponding risk factor has also been expanded. Please see Item 1A, “Risk Factors – Risks Related to Our Business”.

Comment #3:

Government Regulation, page 8

3.	Please expand your disclosure to discuss the applicable regulatory requirements to market enzyme products classified as a food supplement. Please also define “OEM.”

Response:

The Registration Statement has been revised to discuss applicable regulatory requirements with respect to the enzyme products business. Please see Item 1, “Business – The Enzyme Products Business – Government Regulation”. Please also see the response to Comment #1 above.

The Registration Statement has been revised to define “OEM”.

Comment #4:

The Reverse Merger, page 9

4.	The name of the potential acquirer appears to be material information. Please disclose the name of the potential acquirer or tell us why you believe such disclosure is not required.

Response:

We do not believe that the name of the Potential Acquirer is material in light of the facts and circumstances. The Potential Acquirer was introduced to the Registrant by one of its professional advisors because the Potential Acquirer expressed an interest in going public itself and the introducing party represents both the Registrant and the Potential Acquirer. The Registrant was not actively seeking a reverse merger. Based on the introduction, the Registrant and Potential Acquirer met and the Potential Acquirer outlined some of the terms that it saw applicable to a potential reverse merger, as well as its own timing of such a transaction, which would not occur before the middle of 2020.

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There are no agreements between the Registrant and Potential Acquirer, no due diligence has been conducted by either party on the other party, no professional advisors have been engaged specifically to pursue a reverse merger, and there is no certainty that the parties will continue in the direction of a possible reverse merger. Only because there were some informal discussions regarding a possible reverse merger, we thought it prudent to mention this as a possible element of the Registrant’s plan of operations over the next 12 months.

However, we believe that any discussion in the Form 10 Registrant Statement of an actual reverse merger, including but not limited to the name of the Potential Acquirer and its own funding requirements (or pro forma funding and other financial requirements on a post-reverse merger basis), would be pure speculation at this time. We note again that there is not only no definitive agreement or non-binding document with respect to the possible reverse merger, but whether either party actually pursues the reverse merger over the next 6+ months, and consummates it, is completely unknown at this time.

We also note that specific information regarding a reverse merger would normally be provided in a Current Report on Form 8-K (“Form 8-K”), commonly referred to as a “Super 8-K”, in connection with the consummation of a reverse merger itself, rather than prospectively in a shell company’s SEC filings, or at least until such time as there is a definitive agreement which might be reportable pursuant to Item 1.01 of Form 8-K.

The Registration Statement has been revised to provide more precise information, including among other things, regarding the way the Registrant and Potential Acquirer met, the fact that it is the Potential Acquirer that was driving any discussions about a reverse merger and the possible timing of the reverse merger until not earlier than the middle of 2020. Please see Item 1, “Business – The Reverse Merger”. Please also see the response herein to Comment #9.

Comment #5:

Item 1A. Risk Factors, page 11

5.	Please add risk factors addressing any risk to the company resulting from AFS and/or Mr. Lin's refusal to return the company’s complete corporate files, including its books and records and other financial information, the ongoing litigation with Mr. Lin and the NatFresh dispute.

Response:

The Registration Statement has been revised to add risk factors resulting from the refusal of AFS and/or Oliver Lin to return the company’s complete corporate files and other financial information, and the ongoing litigation with Oliver Lin. Please see Item 1A, “Risk Factors – Risks Related to our Shareholders and Shares of Common Stock”.

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Regarding the Natfresh dispute, this matter has been settled by the parties involved. The Registration Statement has been revised to update this disclosure. Please see Item 7, “Certain Relationships and Related Transactions, and Director Independence – Natfresh” and corresponding Notes to Consolidated Financial Statements.

Comment #6:

Item 5. Directors and Executive Officers, page 27

6.	Please revise to briefly discuss, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your company, in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

Response:

The Registration Statement has been revised accordingly. Please see Item 5, “Directors and Executive Officers”.

Comment #7:

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 31

7.	We note your disclosure on page 30 that Mr. Hsu is your sole independent director. Please tell us how you determined that Mr. Hsu is independent. Refer to Item 407(a) of Regulation S-K.

Response:

The Registration Statement has been revised to delete the reference to Mr. Hsu as an “independent director”. Mr. Hsu is now referred to as a “non-employee director”. Please see Item 6, “Executive Compensation – Director Compensation”. In addition, disclosure has been added to clarify that none of the incumbent directors of the Registrant is independent in accordance with the published listing requirements of the Nasdaq Stock Market. Please see Item 7, “Certain Relationships and Related Transactions, and Director Independence – Director Independence”.

Comment #8:

General

Please note that this registration statement on Form 10 becomes effective automatically 60 days after its initial filing pursuant to Exchange Act Section 12(g)(1). You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new Form 10 that includes changes responsive to our comments.

SEC LAW FIRM     11693 San Vicente Boulevard, Suite 357     Los Angeles, CA 90049

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Response:

The Staff’s comment is duly noted. The Registrant has decided to proceed with this registration statement even though comments may remain open on the Form 10 after the effectiveness of the Registration Statement and the Registrant’s becoming subject to the reporting requirements of the Exchange Act of 1934, as of such date.

Comment #9:

9.	It appears from your current disclosure that you may be a "blank check" company under Section (a)(2) of Rule 419 of the Securities Act of 1933. We note your disclosure that the company ceased operating its original business in approximately mid- to late-2016 and that the company intends to restart its enzyme products business, engage in a reverse merger with a private company or both. Please revise to disclose your status as a blank check company and, in an appropriate place in your filing, provide details regarding compliance with Rule 419 in connection with any offering of your securities. It appears that you may also be a shell company. Please disclose in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. If you do not believe that you are a blank check company or a shell company, please provide us with your legal analysis.

Response:

The Registrant acknowledges that it is a “shell company”, as defined in Rule 12b-2 under the Exchange Act, as amended. The Registration Statement has been revised to discuss the fact that the Registrant is a shell company and the primary consequences of that status. Please see Item 1, “Business – Shell Company Status”. Additionally, corresponding risk factors have been added regarding the Registrant’s inability to use a Registration Statement on Form S-8 and Rule 144 restrictions for shareholders while the Registrant remains a shell company. Please see Item 1A, “Risk Factors - Risks Related to our Shareholders and Shares of Common Stock”.

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The Registrant does not believe that it is a “blank check company” as defined in Rule 419(a)(2).

Rule 419 defines “blank check company” in relevant part as follows:

(2) For purposes of this section, the term “blank check company” shall mean a company that:

(i) Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

(ii) Is issuing “penny stock,” as defined in Rule 3a51-1 (17 CFR 240.3a51-1) under the Securities Exchange Act of 1934 (“Exchange Act”).

The Registrant has a very specific business plan and purpose, the restarting of its enzyme products business, which is discussed in full detail in Item 1, under “Business – The Enzyme Products Business” and other appropriate place throughout the Registration Statement, as well as its capital requirements to restart that business.  The fact that the Registrant, out of an abundance of caution given that there were some informal discussions with the Potential Acquirer, mentioned that it is possible that there could also be a reverse merger in the future, does not change the fact that the Registrant fully intends to begin implementing its disclosed plan of operations to restart the enzyme products business.

The use of the word “or” twice in clause (i) of Rule 419(a)(2) requires an element of grammatical construction, but one that also should be consistent with the fundamental purpose of Rule 419. We read Rule 419(a)(2)(i) to mean that a blank check company exists when (i) a company has no specific business plan or purpose or (ii) when a company has indicated that its sole purpose is to engage in a reverse merger (or similar transaction). When a company does not have any intention of engaging in any identified business operations or states that its entire plan is to merge with another company and nothing more, the concerns about such companies raising “penny stock” capital in the public markets and how these funds may be used are very real; this is what gave rise to Rule 419, including the requirement to escrow funds in a public offering of such a company’s “penny stock”.

This, however, is not the Registrant’s case. The Registrant’s purpose and business plan is to restart its enzyme products business. It is possible that the Registrant may also engage in a reverse merger.

SEC LAW FIRM     11693 San Vicente Boulevard, Suite 357     Los Angeles, CA 90049

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We have reviewed the regulatory history of Rule 419 and we do not find any interpretation of clause (i) of Rule 419(a)(2) indicating that if a registrant makes even mere mention of a possible reverse merger that it automatically must be considered a “blank check company”. We believe that for a reporting company, such as the Registrant, that has a robust plan of operations, but may also engage in a reverse merger (which by necessity would have to be fully reported on a Super 8-K in a timely manner, and may have to be earlier reported in part pursuant to Item 1.01 of Form 8-K), it would not be consistent with the intent underlying Rule 419 for such a company to automatically be a “blank check company”. If it were, one could have the anomalous situation of a fully operating company that raises capital for its legitimate business operations also being a “blank check company”, requiring the escrow of the very funds required for the business. We do not believe that was the intent of the Commission in adopting Rule 419 and we have not found any statement in any SEC release to such effect as being consistent with the legitimate concerns that Rule 419 was intended to safeguard.

Further in this regard, please note that, in any event, the Registrant has no current intention of engaging in any public offering of a “penny stock”, as required by the second element of Rule 419(a)(2). The Registrant currently intends to fund all its capital requirements from private offerings of its securities, as it has done in the past, although there are no commitments from any person to fund any of the Registrant’s capital requirements over the next 12 months, which fact is disclosed in the Registration Statement in several relevant places.

Please also see the response herein to Comment #4.

The Registrant acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We hope that this letter has been helpful and responsive to your comments.  If you have any questions or comments to these responses, please contact me directly at (310) 557-3059 or at lkimmel@seclawfirm.com.

Very truly yours,

/s/ Lance Jon Kimmel
Lance Jon Kimmel

cc:	Kuang Ming (James) Tsai

Yi Ling (Betty) Chen

SEC LAW FIRM     11693 San Vicente Boulevard, Suite 357     Los Angeles, CA 90049

Tel. 310-207-0665            Fax. 310-388-1320

www.seclawfirm.com